Exhibit 1.2

EXTRACT FROM THE MINUTES OF THE ANNUAL GENERAL MEETING OF THE

SHAREHOLDERS OF TUANCHE LIMITED ON NOVEMBER 15, 2019

Certify A True Copy By CIA

Asia Corporate Services

Limited

/s/ Grace Gu

For and on behalf of CIA Asia

Corporate Services Limited

Date: 2021.5.14